082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2009 AUG -3 A 5:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

[redacted]

09046665

Facsimile SUPPL

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Janine Johnson	**Return Fax:**	61881165287
Date:	3/08/2009 9:38:58 AM	**No of pages:**	**7 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

dw 8/4

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**FULLY PAID ORDINARY SHARES**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**7,523**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of 7,523 shares on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Executive Share Purchase Plan**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**31 July 2009**	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to Item 42**	
		Number	**Class**
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Refer to Item 43**	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☑ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**7,523**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 7,523 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
829,600,935	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
66,408	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,812,585	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
348,100	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
45,854	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 July 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

27 July 2009

Santos secures $100 million Newmont gas supply extension in Western Australia

Santos today announced that it had secured a four year extension to its existing gas supply contract with Newmont Mining Services Pty Ltd in Western Australia.

Gas will be used in Newmont's mining operations at Jundee and in its part owned Parkeston Power Station in Kalgoorlie. Newmont Mining Services is a wholly owned subsidiary of the Newmont Mining Corporation.

Commencing in late 2009, total sales revenue under the 4-year contract will be approximately $100 million.

The gas will be supplied from the offshore John Brookes gas field, processed at the East Spar gas processing facilities on Varanus Island, and transported through the Goldfields Gas Transmission Pipeline.

"Santos is pleased to build on its strong relationship with Newmont who are a valued customer", said John Anderson, Santos Vice President Western Australia & Northern Territory.

"This agreement demonstrates there is strong demand for natural gas in Western Australia and reflects Santos' desire to continue to grow its position as a domestic gas supplier in WA", Mr Anderson said.

Santos owns 45% of John Brookes with gas marketed separately by the partners. The Newmont contract is fully supplied from Santos' share of production.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Naim
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.naim@santos.com

23 July 2009

Second Quarter Activities Report For Period Ended 30 June 2009

Comparative performance at a glance				
Quarterly comparison		**Q2 2009**	**Q1 2009**	**Change %**
Production	mmboe	13.4	13.2	2%
Revenue	A$ million	484	540	-10%
Oil Price	A$/bbl	75.66	71.16	+6%
Corresponding period		**Q2 2009**	**Q2 2008**	
Production	mmboe	13.4	13.9	-4%
Revenue	A$ million	484	749	-35%
Oil Price	A$/bbl	75.66	132.69	-43%
YTD comparison		**2009**	**2008**	
Production	mmboe	26.6	27.6	-4%
Revenue	A$ million	1,024	1,384	-26%
Oil Price	A$/bbl	73.28	120.51	-39%

Quarterly production summary

- June quarter production of 13.4 mmboe was 2% higher than the March 2009 quarter, primarily due to higher Cooper Basin natural gas production.
- Crude oil production in the June quarter was lower than both comparison periods, primarily due to the planned maintenance shutdown of the Mutineer Exeter FPSO in April and May 2009.
- June quarter production was 4% lower than the June 2008 quarter primarily due to the sale of 40% of GLNG® to PETRONAS effective August 2008 combined with natural field decline and the Mutineer Exeter shutdown in 2009, partially offset by higher gas production from John Brookes, Maleo and Casino.

Sales revenue impacted by lower international oil prices

- June quarter average realised oil price of A$75.66 per barrel was 43% lower than a year earlier due to lower international oil prices partially offset by a weaker A$/US$ exchange rate.
- June quarter average portfolio gas price of $3.90 per gigajoule was 3% lower than the corresponding period primarily due to lower prices for oil price linked gas sales contracts.

Key activities during the period

- GLNG® signed a binding Heads of Agreement to sell 2 million tonnes per annum (mtpa) of liquefied natural gas to PETRONAS with a sellers' option for an additional 1mtpa.
- GLNG® Environmental Impact Statement released for public comment.
- Award of GLNG® upstream FEED contracts to Fluor and Foster Wheeler.
- The PNG LNG Project reached alignment on commercial terms with three major LNG buyers in Asia for sales of 4.3mtpa of LNG. A fourth LNG buyer is awaiting Government approval of key commercial terms for a non-binding Heads of Agreement for the remaining 2mtpa of production capacity. These arrangements take the total LNG volumes covered by commercial terms to the full 6.3mtpa initial production capacity.
- Successful $3 billion equity raising.
- The acquisition of significant additional acreage in the Gunnedah Basin in northern New South Wales and an investment in leading local coal seam gas company Eastern Star Gas Limited.
- Sale of interest in PRL 5 in Papua New Guinea for US$20 million.

Santos Chief Executive Officer David Knox said a number of significant milestones in the company's growth strategy were delivered in the quarter.

"The successful marketing outcomes for both PNG LNG and GLNG® demonstrate that both projects are on track for final investment decisions by the end of 2009 and the first half of 2010 respectively."

"The release of the GLNG® Environmental Impact Statement for public comment and the award of dual upstream FEED contracts further confirms Santos' leadership position amongst the integrated coal seam gas to LNG projects at Gladstone.

"We were also delighted by the strong support that our institutional and retail shareholders demonstrated for Santos through the equity raising."

"Looking forward, we remain focussed on delivering the base business and targeting significant growth through our LNG projects and focussed opportunities in Asia," Mr Knox said.

2009 Guidance

Production guidance for 2009 is maintained at 53 to 56 mmboe. Capital expenditure (including exploration and evaluation) guidance has increased to $1,600 million primarily due to the inclusion of early works on the PNG LNG Project. All other guidance remains intact.

Item	Original guidance	Updated guidance
Production	53 – 56 mmboe	No change
Production costs	$550 - $570 million	No change
Depreciation, Depletion & Amortisation (DD&A) expense	$12.80 per boe	No change
Royalty related taxation expense	$80 to $100 million (after tax)	No change
Capital expenditure (including exploration and evaluation)	$1,500 million	$1,600 million

Capital expenditure guidance of $1,600 million includes $180 million for conventional exploration which is consistent with prior guidance. Further detail of year to date capital expenditure, including exploration and evaluation expenditure, is reported in the table on page 5 in this release.

Royalty related taxation expense guidance assumes an average realised oil price of A$75 per barrel which is consistent with analyst consensus forecasts for 2009.

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 30 JUNE 2009

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 30 June 2009 is shown in the table below:

	Quarter Ended			YTD		Full Year
	Q2 2009	Q2 2008	Q1 2009	2009	2008	2008
Sales Gas, Ethane and LNG (PJ)						
Cooper Basin	21.1	22.9	18.7	39.8	44.0	90.2
Surat/Bowen/Denison	8.4	9.5	7.3	15.7	19.0	32.8
Amadeus	2.9	3.0	2.7	5.6	6.2	12.2
Otway/Gippsland	5.4	5.0	5.6	11.0	11.7	21.0
Carnarvon	9.6	6.6	8.7	18.3	13.9	27.3
Bonaparte (LNG)	4.0	3.6	4.4	8.4	8.0	16.3
Indonesia	7.1	6.1	7.3	14.4	11.7	24.2
Bangladesh	1.5	1.9	1.7	3.2	3.5	6.3
Total Sales Gas, Ethane and LNG Production	**59.8**	**58.6**	**56.5**	**116.5**	**118.0**	**230.3**
Total Sales Volume (Own Product)	**58.9**	**57.3**	**53.7**	**112.6**	**111.2**	**220.5**
Total Sales Volume (Third Party)	**8.1**	**2.3**	**8.2**	**16.3**	**3.7**	**17.4**
Gas Price (Avg A$/GJ)	**3.90**	**4.01**	**4.50**	**4.19**	**4.00**	**4.42**
Total Sales Revenue (A$m)	**261.1**	**239.0**	**278.5**	**539.6**	**459.4**	**1051.4**
Condensate (000's bbls)						
Cooper Basin	151.9	320.1	297.9	449.8	618.5	1295.1
Surat/Denison	2.8	3.1	2.8	5.6	8.7	17.4
Amadeus	12.9	17.5	11.9	24.8	39.8	67.4
Otway	6.1	5.2	6.0	12.1	11.9	22.1
Carnarvon	97.0	72.6	84.4	181.4	180.1	291.4
Bonaparte	367.5	341.5	419.5	786.9	800.5	1594.7
Bangladesh	0.2	0.8	0.2	0.4	1.1	1.2
Total Condensate Production	**638.4**	**760.8**	**822.6**	**1461.0**	**1660.6**	**3289.3**
Total Sales Volume (Own Product)	**663.8**	**878.5**	**918.3**	**1582.1**	**1804.9**	**3166.5**
Total Sales Volume (Third Party)	**2.7**	**1.9**	**2.4**	**5.0**	**4.1**	**7.4**
Condensate Price (Avg A$/bbl)	**59.62**	**112.44**	**55.44**	**57.08**	**113.21**	**101.18**
Condensate Price (Avg US$/bbl)	**44.90**	**107.29**	**37.01**	**40.86**	**106.22**	**85.28**
Total Sales Revenue (A$m)	**39.7**	**99.0**	**51.0**	**90.7**	**204.8**	**321.2**
LPG (000 t)						
Cooper Basin	40.3	42.1	35.6	75.9	78.1	162.0
Surat/Denison	0.2	0.3	0.2	0.4	0.8	1.3
Bonaparte	20.6	19.5	23.9	44.5	43.5	88.1
Total LPG Production	**61.1**	**61.9**	**59.7**	**120.8**	**122.4**	**251.4**
Total Sales Volume (Own Product)	**57.9**	**56.2**	**74.8**	**132.8**	**119.8**	**246.6**
Total Sales Volume (Third Party)	**0.9**	**0.9**	**1.0**	**1.9**	**1.8**	**3.9**
LPG Price (Avg A$/t)	**555.05**	**999.37**	**690.64**	**626.48**	**1010.40**	**951.74**
Total Sales Revenue (A$m)	**32.6**	**57.0**	**52.4**	**85.0**	**122.8**	**238.4**
Crude Oil (000's bbls)						
Cooper Basin	912.3	1046.9	939.1	1851.4	2056.4	3945.7
Surat/Denison	14.3	18.3	16.2	30.5	34.8	71.1
Amadeus	30.0	30.0	28.0	58.0	57.0	127.9
Legendre	79.7	73.7	70.9	150.6	130.8	299.6
Thevenard	80.6	96.0	66.5	147.3	163.0	339.8
Barrow	144.5	153.7	134.7	279.2	311.2	617.0
Stag	437.9	383.0	355.0	792.9	646.8	1627.9
Mutineer Exeter	66.4	442.5	323.5	389.8	605.9	1254.6
Jabiru/Challis	28.5	40.3	28.3	56.7	76.2	142.0
Indonesia	127.1	268.9	176.7	303.9	566.1	983.4
SE Gobe	40.9	50.2	42.2	83.1	101.3	188.2
Total Crude Oil Production	**1962.2**	**2603.5**	**2181.0**	**4143.2**	**4749.5**	**9597.2**
Total Sales Volume	**1987.3**	**2669.9**	**2224.2**	**4211.5**	**4949.3**	**9796.8**
Oil Price (Avg A$/bbl)	**75.66**	**132.69**	**71.16**	**73.28**	**120.51**	**117.45**
Oil Price (Avg US$/bbl)	**56.97**	**126.61**	**47.51**	**52.45**	**113.08**	**98.99**
Total Sales Revenue (A$m)	**150.4**	**354.3**	**158.3**	**308.7**	**596.5**	**1150.6**
TOTAL						
Production (mmboe)	**13.4**	**13.9**	**13.2**	**26.6**	**27.6**	**54.4**
Sales Volume (mmboe) Own Product	**13.2**	**13.8**	**13.0**	**26.2**	**26.8**	**52.8**
Sales Volume (mmboe) Third Party	**1.4**	**0.4**	**1.4**	**2.8**	**0.6**	**3.0**
Sale Volume Total	**14.6**	**14.2**	**14.4**	**29.0**	**27.4**	**55.8**
Sales Revenue (A$m)	**483.8**	**749.3**	**540.2**	**1024.0**	**1383.5**	**2761.8**

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors. Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations. Both comparisons are available in the preceding table.

Cooper Basin
Crude oil production of 0.91 mmbbl was 3% lower than Q1 2009 due to natural field decline. Connection activity continued with 3 new wells brought online during the second quarter. 3D seismic surveying continues to deliver additional exploration and in-field opportunities for drilling. No drilling activity was undertaken during the June quarter due to the termination of a drilling rig services contract following Santos' concerns as to the safety performance of the contractor. Alternate drilling rig services are being sourced, and oil drilling is expected to resume during the December quarter.

Sales gas and ethane production of 21.1 petajoules (PJ) was 9% lower than Q2 2008 due natural field decline.

Condensate production of 0.15 mmbbl includes a year to date adjustment, excluding the adjustment Q2 2009 production was 0.21 mmbbl.

Surat Basin/Bowen Basin/Denison Trough
Sales gas production of 8.4 PJ was 13% lower than Q2 2008 primarily due to the sale of 40% of GLNG® to PETRONAS, accounted from 1 August 2008, partially offset by the additional capacity available via the Fairview Phase 2 expansion.

Amadeus Basin
Sales gas production of 2.9 PJ was 6% lower than Q2 2008 due to natural field decline.

Otway Basin/Gippsland Basin
Aggregate sales gas production of 5.4 PJ was 6% higher than Q2 2008 due to higher gas production from the Casino field.

Carnarvon Basin
Gas production from the John Brookes field of 9.6 PJ was 45% higher than Q2 2008 primarily due to the impact of the Varanus Island incident on the corresponding period.

Mutineer-Exeter's Q2 2009 production of 0.07 mmbbl was lower when compared to Q1 2009 as the FPSO was shutdown as planned for 2 months for repairs on the swivel. Repairs were completed on schedule, without incident and production restarted on 2 June 2009.

Stag oil production of 0.44 mmbbl was 23% higher than Q1 2009 due to the impact of cyclonic conditions in the first quarter.

Bonaparte Basin
Gross Bayu-Undan LNG production of 861,082 tonnes (48 PJ) is 5% higher when compared to Q2 2008. Santos' net entitlement production of 71,439 tonnes (4 PJ) was also higher than the 2008 comparative period.

Gross Bayu-Undan condensate production of 5.3 mmbbl was 6% lower than Q2 2008. Santos' net entitlement production of 0.4 mmbbl was higher than the 2008 comparative period.

Gross Bayu-Undan LPG production of 272,492 tonnes was marginally higher than Q2 2008. Santos' net entitlement production of 20,628 tonnes was marginally higher than the 2008 comparative period.

Indonesia

Sales gas production of 7.1 PJ was 16% higher than Q2 2008 due to higher Maleo gas offtakes. Indonesian crude oil production of 0.13 mmbbl was 28% lower when compared to Q1 2009 due to natural field decline and the sale of Kakap.

2. CAPITAL EXPENDITURE

Total exploration, evaluation and development expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)		Quarter Ended			Year to Date	
		Q2 2009	Q2 2008	Q1 2009	2009	2008
Exploration						
	Capitalised	1.6	6.3	21.0	22.6	26.6
	Expensed	55.7	60.6	44.3	100.0	89.1
	Total Expenditure	57.3	66.9	65.3	122.6	115.7
Evaluation including CSG						
	Capitalised	16.5	30.1	21.8	38.3	43.6
	Expensed	-	15.2	6.2	6.2	18.5
	Total Expenditure	16.5	45.3	28.0	44.5	62.1
Development and Other PP&E		304.6	299.4	292.4	597.0	528.2
Total Capital Expenditure		**378.4**	**411.6**	**385.7**	**764.1**	**706.0**

2.1 EXPLORATION ACTIVITY

Exploration drilling activity during the second quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Burnside-1	Browse Basin	Gas	47.83	Drilling
Ha Mai-1	Vietnam	Oil & gas	55	P&A, sub commercial gas discovery
North Ayzar-1	Kyrgyzstan - onshore	Oil	70	Drilling

Burnside-1/1ST1 is located in Permit WA-281-P in the Browse Basin. The well spudded on 15 June 2009 and is currently drilling ahead in 16" hole at 2,370m having sidetracked from the initial borehole due to a parted casing joint. Santos is the operator and has a 47.83% interest.

Ha Mai-1 well is located offshore Vietnam and spudded on 21 April 2009, reaching a total depth of 2,600m. The well was plugged and abandoned as a sub-commercial gas discovery and the rig demobilised. Santos is the operator and has a 55% interest.

North Ayzar-1 well, located in the Fergana Basin, Kyrgyzstan, spudded on 11 June 2009 and reached total depth of 1,860m. The well is currently being evaluated with wireline logs, prior to a decision on casing. The rig will then be moved to drill the 2,400m Huday Nazar-1 well, in the SPC-operated Soh license area, to complete the two well commitment campaign. Santos has 70% interest in SPC.

Seismic Activity

Seismic activity during the second quarter is shown in the table below:

Permit	Area/Basin	Survey	Type	Km/Km^2	Status
ATP752P	Cooper Basin	Cuisinier 3D	3D Land	102	Complete
PL 55	Cooper Basin	Munro 3D	3D Land	32	Complete
PEL1,12,450,453	Gunnedah Basin	Gwydir 2D (Phase 2)	2D Land	215.91	Ongoing
Blk 123	Phu Khanh Basin	Song Ba 2D	2D Marine	1926.025	Complete
NG-175-02 and NP-91	Fergana Basin	Mailisu	2D Land	104.16	Complete
NG-93-01	Fergana Basin	Akbura	2D Land	55.86	Complete
NT-101-04, NT-102-04, NG126-01	Fergana Basin	Soh/W Soh/ Katran	2D Land	269.97	Complete
NG-50-01	Fergana Basin	Charvak	2D Land	97.77	Ongoing

2.2 Evaluation and CSG Activity

Total evaluation expenditure in Q2 2009 was $16.5 million, comprising near-field exploration, CSG and exploration appraisal expenditure.

The table below details the evaluation and CSG wells drilled during the second quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Sawpit Creek 3	Surat Basin	CSG	100	C&S, successful gas
Sawpit Creek 4	Surat Basin	CSG	100	C&S, successful gas
Sawpit Creek 5	Surat Basin	CSG	100	C&S, successful gas
Taringa 6	Surat Basin	CSG	100	C&S, successful gas
Pine Hills 2	Surat Basin	CSG	2.6	C&S, successful gas
Pine Hills 3	Surat Basin	CSG	2.6	C&S, successful gas
Pine Hills 4	Surat Basin	CSG	2.6	C&S, successful gas
Pine Hills 5	Surat Basin	CSG	2.6	C&S, successful gas
Muggleton 5	Surat Basin	CSG	2.6	C&S, successful gas
Horse Creek 3	Surat Basin	CSG	2.6	C&S, successful gas
Horse Creek 6	Surat Basin	CSG	2.6	C&S, successful gas
Horse Creek 7	Surat Basin	CSG	2.6	C&S, successful gas
Horse Creek 8	Surat Basin	CSG	2.6	C&S, successful gas
Reedy Creek 1	Surat Basin	CSG	2.6	C&S, successful gas
Lucky Gully 1	Surat Basin	CSG	2.6	C&S, successful gas
Lucky Gully 2	Surat Basin	CSG	2.6	C&S, successful gas
Lucky Gully 3	Surat Basin	CSG	2.6	C&S, successful gas
Combabula 6	Surat Basin	CSG	2.6	C&S, successful gas
Ben Bow 3	Surat Basin	CSG	81.9	C&S, successful gas
Ben Bow 4	Surat Basin	CSG	81.9	C&S, successful gas
Ben Bow 6	Surat Basin	CSG	81.9	C&S, successful gas
Donnabar 1	Surat Basin	CSG	60.0	C&S, successful gas
Lewah 1	Surat Basin	CSG	60.0	C&S, successful gas
Kakadoo 1	Surat Basin	CSG	60.0	C&S, successful gas
Fairview 232	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 234	Bowen Basin	CSG	47.7	C&S, successful gas
Dawson Bend 3	Bowen Basin	CSG	47.7	C&S, successful gas
OK Station 1	Bowen Basin	CSG	47.7	C&S, successful gas
Springwater 1	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 407	Bowen Basin	CSG core hole	47.7	C&S, successful gas
Kia Ora West 2	Bowen Basin	CSG core hole	50.0	P&A, core hole
Mulchay 1	Bowen Basin	CSG core hole	50.0	P&A, core hole
Huntly 1	Bowen Basin	CSG core hole	50.0	P&A, core hole
Foley 1	Bowen Basin	CSG core hole	50.0	P&A, core hole
Beverly 1	Surat Basin	CSG core hole	60.0	P&A, core hole
Armidale 1	Surat Basin	CSG core hole	60.0	P&A, core hole
Blythe Downs 1	Surat Basin	CSG core hole	60.0	P&A, core hole
Hi-Lea 1	Surat Basin	CSG core hole	100	P&A, core hole
Lake Goran 1	Gunnedah Basin	CSG core hole	100	P&A, core hole
Brawboy 1	Gunnedah Basin	CSG core hole	100	Drilling
Tambar Springs East 1/1A	Gunnedah Basin	CSG core hole	100	Drilling
Tenandra 1	Gunnedah Basin	CSG core hole	100	P&A, core hole
Slacksmith 1	Gunnedah Basin	CSG core hole	100	P&A, core hole

2.3 Development Activity

Development expenditure during the second quarter was $304.6 million.

The table below details all development wells drilled during the second quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Bayu Undan D11ST3	Northern Territory - offshore	Gas	11.39	C&C, successful gas
Theta 2	Cooper/Eromanga - QLD	Gas	60.06	C&S, successful gas
Cowralli 10	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Cowralli 11	Cooper/Eromanga - SA	Gas	66.6	Drilling
Cowralli 12	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Cowralli 13	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Tindilpie 7	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Tindilpie 8	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Tindilpie 9	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Tindilpie 10	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Nephrite 2	Cooper/Eromanga - SA	Gas	66.6	C&S, successful gas
Fairview 165	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 181	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 183	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 187	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 214	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 236	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 237	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 242	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 247	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 248	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 251	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 252	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 271	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 273	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 275	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 278	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 282	Bowen Basin	CSG	47.7	C&S, successful gas
Fairview 284	Bowen Basin	CSG	47.7	C&S, successful gas

The status of the development projects which were in progress during the second quarter are as follows.

Fairview Phase 2 and Infrastructure Expansion (Santos 47.7%, operator)
The project was completed during the quarter and has increased Fairview production capacity to 115TJ/day.

Oyong Project (Santos 45%, operator)
Oyong Phase 2, development of the gas reserves, was sanctioned in December 2007. Engineering and construction works are progressing on schedule and first gas production remains on target for Q3 2009.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Procurement of major items is now complete with all permanent materials available for issue by Q3 2009. The offshore installation contract is to be awarded by end July 2009, with a target project completion by the first half of 2010.

Kipper Project (Santos 35%, ExxonMobil operator)
Project attention is focused on third party services/support contracts with subsea equipment engineering and procurement proceeding to plan. First gas remains on target for first half of 2011.

Reindeer Project (Santos 45%, Apache operator)
The environmental and planning approval for the shore crossing site was received in the June quarter. First gas remains on target for the second half of 2011.

GLNG® Project (Santos 60%, operator)
GLNG® is a transformational project for Santos and involves the production of LNG using coal seam gas (CSG) sourced from the Santos/PETRONAS CSG fields in the Bowen and Surat Basins. The initial phase of the project is on track for a production capacity of approximately 3.5 mtpa of LNG, with first gas cargos in 2014. The design contemplates a capacity of up to 10 mtpa of LNG.

Progress during Q2 2009 included:

- A binding Heads of Agreement to sell 2mtpa of LNG to PETRONAS with a sellers' option for an additional 1mtpa. The sellers have until the end of 2009 to exercise the option. The Agreement covers the sale and delivery of LNG to PETRONAS for a period of 20 years beginning in 2014.
- The Queensland State Government determined that the draft GLNG® Environmental Impact Statement sufficiently addressed the Terms of Reference and was advertised for public submissions on 20 June 2009. The public submissions period will last until 17 August 2009.
- Approval granted for the beneficial use of water produced in the extraction of CSG in one of Australia's largest forestry plantations.
- Award of dual upstream FEED contracts to Fluor and Foster Wheeler.

PNG LNG Project (Santos 17.7%, ExxonMobil operator)
FEED activities, including engineering and environmental studies, marketing and financing activities, continue to progress well. The PNG LNG Project participants reached alignment on commercial terms with three major LNG buyers in the Asian region for sales of approximately 4.3 mtpa. A fourth LNG buyer is awaiting Government approval of key commercial terms for a non-binding Heads of Agreement for the remaining 2 mtpa of production capacity. The PNG LNG Project participants also agreed to commence early works on the Project to enable full-scale construction to commence in early 2010.

3. HEDGING

There was no hedging outstanding at the end of second quarter 2009.

4. Business Development

PETROVIETNAM (PVN) has informed the PSC Block 12W participants of its intention to exercise its option to acquire 15% of the working interest in total rights and obligations under PSC Block 12W in Vietnam. Block 12W contains the Chim Sao and Dua oil discoveries. Following PVN's back-in and a pro-rata reduction in the interests of the existing Block 12W participants, Santos' interest in Block 12W will reduce from 37.5% to 31.875%.

5. QUARTERLY PRODUCTION AND REVENUE CHART


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
mmboe
1000
800
600
400
200
0
A$m

	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09
Prdn mmboe	12.5	13.8	14.9	14.8	13.8	14.9	16.6	15.4	14.5	15.6	15.0	14.0	13.7	13.9	13.2	13.6	13.2	13.4
Revenue $m	466	553	765	679	622	692	760	664	581	634	627	647	634	749	730	648	540	484

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		
WI	water injector		

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Janine Johnson	**Return Fax:**	
Date:	23/07/2009 5:26:06 PM	**No of pages:**	**7 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

STOCK CODES

ASX: STO
NASDAQ: STOSY
SECURITIES EXCHANGE COMMISSION: REF # 82-34

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	

7	Dates of entering securities into uncertificated holdings or despatch of certificates	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	**12,250**
39	Class of securities for which quotation is sought	**Fully paid ordinary shares**
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period for 12,250 shares issued on the vesting of Share Acquisition Rights (SARs) pursuant to the Santos Employee Share Purchase Plan**

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
829,593,412	**Fully paid ordinary shares**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
300,100	**(i) held by eligible employees; and**
66,408	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,829,255	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,002,201	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
348,100	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
45,854	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: July 2009
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Janine Johnson	**Return Fax:**	
Date:	17/07/2009 9:12:18 AM	**No of pages:**	**6 (incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165922

STOCK CODES

ASX: STO
NASDAQ: STOSY
SECURITIES EXCHANGE COMMISSION: REF # 82-34

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Eastern Star Gas Limited

ACN/ARSN: 094 269 780

1. Details of substantial holder (1)

Name: Santos Limited (ACN 007 550 923) (**Santos**) and each of the entities listed in Annexure "A" (**Santos Group Entities**)

ACN/ARSN (if applicable): See above

There was a change in the interests of the substantial holder on: 16/07/09

The previous notice was given to the company on: 02/07/09

The previous notice was dated: 02/07/09

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	151,823,529	17.8%	175,519,143	19.99%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/07/09	N/A	Completion of acquisition of shares under agreement lodged with notice of initial substantial holder on 2 July 2009	N/A	N/A	N/A
16/07/09	Santos	Issue of shares on exercise of 23,695,614 options	$3,554,342.10 (being an exercise price of $0.15 per option)	23,695,614	23,695,614

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Santos	Santos	Santos	Registered holder of shares	175,519,143	175,519,143

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Santos and each Santos Group Entity	Ground floor, 60 Flinders Street, Adelaide, South Australia 5000

Signature

print name James Baulderstone capacity Company Secretary

sign here [signature] date 17/07/09

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A"

This is Annexure "A" of 3 pages referred to in the Form 604 (Notice of Change of interest of Substantial Holder), signed by me and dated 17 July 2009.

Name: James Baulderstone
Company Secretary
Santos Limited

Santos Group Entities

Alliance Petroleum Australia Pty Ltd

Basin Oil Pty Ltd

Boston L.H.F. Pty Ltd

Bridgefield Pty Ltd

Bridge Oil Developments Pty Limited

Bronco Energy Pty Limited

Canso Resources Pty Ltd

Coveyork Pty Ltd

Doce Pty Ltd

Fairview Pipeline Pty Ltd

Farmout Drillers Pty Ltd

Gidgealpa Oil Pty Ltd

Kipper GS Pty Ltd

Santos Carbon Pty Ltd

Moonie Pipeline Company Pty Ltd

Reef Oil Pty Ltd

Santos Asia Pacific Pty Ltd

Santos (Sampang) Pty Ltd

Santos (Warim) Pty Ltd

Santos Australian Hydrocarbons Pty Ltd

Santos (BOL) Pty Ltd

Bridge Oil Exploration Pty Limited

Santos CSG Pty Ltd

Santos Darwin LNG Pty Ltd

Santos Direct Pty Ltd

Santos Facilities Pty Ltd

Santos Finance Ltd

Santos GLNG Pty Ltd

GLNG Operations Pty Ltd

Santos (Globe) Pty Ltd

Santos International Holdings Pty Ltd

Barracuda Limited

CJSC South Petroleum Company

Lavana Limited

Santos Petroleum Ventures B.V.

Sanro Insurance Pte Ltd

Santos Americas and Europe Corporation

Santos TPY Corp

Santos Queensland Corp

Santos TOG Corp

Santos TOGA Pty Ltd

Santos TPC Pty Ltd

Santos TPY CSG Corp

Santos Bangladesh Limited

Santos (Barwean) Pty Ltd

Santos (BBF) Pty Ltd

Santos (SPV) Pty Ltd

Santos Brantas Pty Ltd

Santos (Madura Offshore) Pty Ltd

Santos (Donggala) Pty Ltd

Santos Egypt Pty Ltd

Santos Hides Ltd

Santos International Operations Pty Ltd

Santos International Ventures Pty Ltd

Santos Niugini Exploration Limited

Santos (Nth Bali 1) Pty Ltd

Santos (Papalang) Pty Ltd

Santos (Popodi) Pty Ltd

Santos Vietnam Pty Ltd

Zhibek Resources Limited

CJSC KNG Hydrocarbons

Santos (JBJ1) Pty Ltd

Santos (JBJ2) Pty Ltd

Shaw River Power Station Pty Ltd

Santos (JPDA 06-104) Pty Ltd

Santos (JPDA 91-12) Pty Ltd

Santos (NARNL Cooper) Pty Ltd

Santos (N.T.) Pty Ltd

Bonaparte Gas & Oil Pty Limited

Santos Offshore Pty Ltd

Santos Oil Exploration (Malaysia) Sdn Bhd (*in liquidation*)

Santos Petroleum Pty Ltd

Santos QNT Pty Ltd

Santos QNT (No. 1) Pty Ltd

Santos Petroleum Management Pty Ltd

Santos Petroleum Operations Pty Ltd

TMOC Exploration Proprietary Limited

Santos QNT (No. 2) Pty Ltd

Moonie Oil Pty Ltd

Petromin Pty Ltd

Santos (299) Pty Ltd (*in liquidation*)

Santos Exploration Pty Ltd

Santos Gnuco Pty Ltd

Transoil Pty Ltd

Santos Resources Pty Ltd

Santos (TGR) Pty Ltd

Santos Timor Sea Pipeline Pty Ltd

Sesap Pty Ltd

Vamgas Pty Ltd